Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

December 18, 2015

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tia L. Jenkins

Re:	Sorrento Therapeutics, Inc.

Form 10-K for the Year Ended December 31, 2014
Filed March 16, 2015
Form 10-Q for the Quarter Ended September 30, 2015
Filed November 16, 2015
File No. 001-36150

Dear Ms. Jenkins:

This letter sets forth the response of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company” or “we”), to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2015 ("Comment Letter") concerning the Company’s Form 10-Q filed on November 16, 2015 (the “Filing”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Form 10-Q for the Quarter Ended September 30, 2015

Note 5 – Sale of IgDraSol, page 13

1.

We note that you sold IgDraSol, Inc. on July 8, 2015 and understand that you have not presented the disposal as a discontinued operation because the sale did not represent a strategic shift in your operations.  Please disclose the pre-tax profit or loss of this component for the period in which it was disposed and for all prior periods that are presented in the statement of operations to comply with ASC 360-10-50-3A(a) or tell us why you believe this guidance does not apply to you.

Attached as Exhibit A to this response letter is page 18 from the Notes to the Financial Statement in  Amendment No. 1 to Form 10-Q for the three and six months ended June 30, 2015 and attached as Exhibit B is page 15 from the Notes to the Financial Statements in Amendment No. 1 to Form 10-Q for the three and nine months ended September 30, 2015 which includes disclosure regarding the pre-tax loss from IgDraSol, Inc. for the three and six months ended June 30, 2015 and 2014 and for the three and nine months ended September 30, 2015 and 2014, respectively.

2.

We note that you filed a Form 8-K on May 15, 2015 to report the sale of IgDraSol, Inc. however you did not provide pro forma information related to this disposition.  Please provide pro forma financial information in accordance with Article 11 of Regulation S-X for the transaction or tell us why you believe this information is not required.  Refer to Item 2.01 of Form 8-K and Rule 11-01(b)(2) of Regulation S-X.

On July 8, 2015, the Company consummated the sale of IgDraSol, Inc. to NantPharma, LLC and the pro forma information for 2015 was reported in Note 9-Subsequent Events in the Notes to the Financial Statements in the Company’s Form 10-Q filed on August 7, 2015.  As set forth in Exhibit A to this response letter the Company in Amendment No. 1 to the Company’s 10-Q for the three months and six months ended June 30, 2015, proposes to include the 2015 and 2014 pro forma information in columnar format for the IgDraSol, Inc. transaction in Note 9-Subsequent Events.

In connection with our response to the Staff’s comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.
Please contact me if you have any questions or comments.

Sincerely yours,

/s/ Jeffrey J. Fessler

cc: Dr. Henry Ji, CEO
George Ng, Chief Legal Counsel
Douglas Langston, Vice President of Finance

Exhibit A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-36150

SORRENTO THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	33-0344842
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

9380 Judicial Drive,

San Diego, California 92121

(Address of Principal Executive Offices)

(858) 210-3700

(Registrant’s Telephone Number, Including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated file or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No   ☒.

The number of shares of the issuer’s common stock, par value $0.0001 per share, outstanding as of August 3, 2015 was 37,761,585.

Exhibit A

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following at June 30, 2015:

Common stock warrants outstanding under the underwriters agreement	182,600
Common stock warrants outstanding under the loan and security agreement	65,892
Common stock warrants outstanding under the Cambridge securities agreement	1,724,138
Common stock options outstanding under the EIP	3,200
Authorized for future grant or issuance under the Stock Plan	427,762
Issuable to former IgDraSol stockholders upon achievement of specified milestones	1,306,272
Issuable under assignment agreement based upon achievement of certain milestones	80,000
3,789,864

7. Income Taxes

The Company maintains deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets include net operating loss carryforwards, research credits and capitalized research and development. The net deferred tax asset has been fully offset by a valuation allowance because of the Company’s history of losses. Utilization of operating losses and credits may be subject to substantial annual limitation due to ownership change provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

8. Related Party Agreements

During the three and six months ended June 30, 2015, the Company purchased products totaling $350 and $415, respectively, from Levena Biopharma Co., LTD (Levena), a Chinese Corporation.  The Company’s Senior Vice President and Head of Antibody Drug Conjugates is also one of the owners of Levena.

In December 2014, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an affiliated entity of Dr. Patrick Soon-Shiong (the “Investor”) pursuant to which the Company agreed to issue and sell to the Investor an aggregate of 7,188,061 shares of the Company’s common stock at a price of $5.80 per share for an aggregate purchase price of $41,691. In connection with the Purchase Agreement, the Investor received a warrant to purchase 1,724,138 shares of the Company’s Common Stock. The warrant is exercisable for a period of three years from the date of issuance at an initial exercise price of $5.80 per share.

In December 2014, the Company entered into a joint development and license agreement with Conkwest Inc., which has changed its name to NantKwest, and of which Dr. Patrick Soon-Shiong is a majority owner.  In addition, the Company purchased approximately 5.6 million shares of NantKwest common stock for $10 million.

During the six months ended June 30, 2015, the Company has entered into a joint venture called Immunotherapy NANTibody, LLC with NantCell, a wholly-owned subsidiary of NantWorks, a private company owned by Dr. Patrick Soon-Shiong.  In July 2015, the Company contributed its portion of the initial joint funding of $40 million to the Immunotherapy NANTibody joint venture.  The Company and NantCell have also entered into a license agreement pursuant to which the Company received a $10 million upfront license payment.

The Company has also entered into a joint venture called NantCancerStemCell, LLC, with NantBioScience, a wholly-owned subsidiary of NantWorks.  In July 2015, the Company contributed $20 million of the initial joint funding to NantCancerStemCell and will contribute the remaining $20 million by September 30, 2015.  During the six months ended June 30, 2015, the Company purchased 1,000,000 shares of NantBioScience common stock for $10 million.

In May 2015, the Company entered into a stock sale and purchase agreement with NantPharma, a private company owned by NantWorks pursuant to which the Company sold its equity interests in IgDraSol, its wholly-owned subsidiary and holder of the rights to Cynviloq for an upfront payment of $90.05 million and potential regulatory and sales milestones of up to $1.2 billion.

9. Subsequent Events

On July 8, 2015, the Company consummated the previously announced sale to NantPharma of its equity interests in IgDraSol, Inc., its wholly-owned subsidiary and the holder of the rights to Cynviloq, a polymeric micelle based Cremophor free paclitaxel injectable finished formulation. Pursuant to the Agreement, NantPharma paid the Company an upfront payment of $90.05 million, of which $80 million is obligated to fund the Company’s joint ventures.   In addition, the Company will be entitled to receive up to $620 million in regulatory milestone payments and up to $600 million in sales milestone payments should certain events occur. The

Exhibit A

Company will also receive specified additional per unit payments in excess of cost of supply from total unit sales. In addition, during the first three years after closing, the Company has the option to co-develop and/or co-market Cynviloq on terms to be negotiated.  Upon the closing of the agreement in July, the specified development milestone was satisfied and the Company issued 1,306,272 million shares to former IgDraSol shareholders.

In April 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-08 - Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the definition of a discontinued operation, and requires additional disclosures about discontinued operations, as well as disposal transactions that do not meet the discontinued operations criteria. Under the new guidance, only disposals of a component representing a strategic shift in operations, that has or will have a major impact on the Company’s operations or financial results, should be classified as discontinued operations. The sale of the Company’s equity interests in IgDraSol did not represent a strategic shift in the Company’s operations, and accordingly, is not being reported as a discontinued operation.

Had the Company consummated this sale as of the beginning of the year, the Company’s revenues for the three and six months ended June 30, 2015 and 2014 would be unchanged, for the three months ended June 30, 2015 and 2014 research and development expenses would be $5,604 and $3,562, respectively, general and administrative expenses would be $2,974 and $2,244, respectively, and loss from operations before income tax would have been $8,274 and $5,652, respectively.  For the six months ended June 30, 2015 and 2014, research and development expenses would be $9,810 and $6,705, respectively, general and administrative expenses would be $5,104 and $5,300, respectively, and loss from operations before income tax would have been $14,691 and $11,758, respectively.  Additionally, the balance sheet as of June 30, 2015 would have balances of total assets of $191,253, deferred tax liabilities of $1,633, current assets of $81,566 and current liabilities would remain unchanged.

Exhibit A

The following pro forma financial statements have been prepared for illustrative purposes only and are not necessarily indicative of what the Company’s condensed consolidated financial position or results of operations actually would have been had the sale been completed as of the dates indicated.  The unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the Company.  The unaudited pro forma condensed consolidated balance sheet as of June 30, 2015 reflects the sale as if it occurred on June 30, 2015 and the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2014 and the six months ended June 30, 2015 reflect the sale as if it occurred on January 1, 2014 and January 1, 2015, respectively.

SORRENTO THERAPEUTICS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2015
(in thousands)

	As of June 30, 2015
	Sorrento Therapeutics, Inc. - Historical	Sale of IgDraSol, Inc.	PRO FORMA
ASSETS
Cash	$51,699	$27,759	$79,458
Other	2,108	—	2,108
Current assets	53,807	27,759	81,566
Property and equipment, net	2,824	—	2,824
Intangibles, net	4,135	—	4,135
Goodwill	12,470	8,156	20,626
Investments in common stock	21,500	—	21,500
Equity method investments	—	60,000	60,000
Long-term assets held for sale	37,478	(37,478)	—
Other, net	602	—	602
Total assets	$132,816	$58,437	$191,253
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	$10,361	$—	$10,361
Long-term debt	6,868	—	6,868
Deferred compensation	851	—	851
Deferred tax liabilities	1,633	—	1,633
Long-term liabilities held for sale	10,714	(10,714)	—
Deferred revenue, rent and other	11,135	—	11,135
Total liabilities	41,562	(10,714)	30,848
Total equity	91,254	69,151	160,405
Total liabilities and equity	$132,816	$58,437	$191,253

Upon the closing of the sale agreement in July 2015, from the proceeds of the sale, NantPharma contributed the Company's portion of the initial joint funding of $20 million to NantStem and $40 million to NANTibody on the Company’s behalf

Exhibit A

SORRENTO THERAPEUTICS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
(in thousands)

	Historical
	Sorrento Therapeutics, Inc.	IgDraSol, Inc.	Pro Forma Adjustments	PRO FORMA
Total revenues	$3,825	—	—	$3,825
Operating costs and expenses:
Costs of revenues	2,043	—	—	2,043
Research and development	12,910	11,073	(11,073)	12,910
Acquired in-process research and development	209	—	—	209
General and administrative	9,472	515	(515)	9,472
Intangible amortization	445	1,900	(1,900)	445
Total costs and operating expenses	25,079	13,488	(13,488)	25,079
Loss from operations	(21,254)	(13,488)	13,488	(21,254)
Gain on sale of IgDraSol, net	—	—	69,274	69,274
Interest expense, net	(1,617)	—	—	(1,617)
Income (loss) before income tax expense	$(22,871)	$(13,488)	$82,762	$46,403

SORRENTO THERAPEUTICS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2015
(in thousands)

	Historical
	Sorrento Therapeutics, Inc.	IgDraSol, Inc.	Pro Forma Adjustments	PRO FORMA
Total revenues	$2,150	—	—	$2,150
Operating costs and expenses:
Costs of revenues	823	—	—	823
Research and development	9,810	6,001	(6,001)	9,810
General and administrative	5,104	187	(187)	5,104
Intangible amortization	1,104	(169)	169	1,104
Total costs and operating expenses	16,841	6,019	(6,019)	16,841
Loss from operations	(14,691)	(6,019)	6,019	(14,691)
Gain on sale of IgDraSol, net	—	—	69,274	69,274
Interest expense	(881)	—	—	(881)
Income (loss) before income tax expense	$(15,572)	$(6,019)	$75,293	$53,702

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

Pre-tax loss for IgDraSol, Inc.	$(2,656)	$(2,339)	$(6,811)	$(6,107)

On July 8, 2015, the Company contributed its portion of the initial joint funding of $40 million to the Immunotherapy NANTibody, LLC joint venture.  This joint venture with NantCell will focus on accelerating the development of multiple immuno-oncology monoclonal antibodies (mAbs) for the treatment of cancer, including but not limited to anti-PD-1, anti-PD-L1, anti-CTLA4 mAbs, and other immune-check point antibodies as well as antibody drug conjugates (ADCs) and bispecific antibodies.

On July 9, 2015, the Company announced that it and NantBioScience have jointly committed $100 million to establish a joint venture called NantCancerStemCell, LLC, or NantStem, to focus on the development of ‘first-in-class’ small molecules against targets that have eluded the pharmaceutical industry to date and which may address important drivers of cancer growth including cancer stem cells. The Company will contribute key small molecule programs (lead inhibitors of the proto-oncogenes c-Myc, and the master metabolism regulator HIF-1 alpha, and an inducer of the tumor suppressor cytokine TRAIL) to NantStem which will be 60% owned

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-36150

SORRENTO THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	33-0344842
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

9380 Judicial Drive,

San Diego, California 92121

(Address of Principal Executive Offices)

(858) 210-3700

(Registrant’s Telephone Number, Including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated file or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No   ☒.

The number of shares of the issuer’s common stock, par value $0.0001 per share, outstanding as of November 9, 2015 was 37,767,085.

Exhibit B

The net gain on the sale of the IgDraSol assets may be adjusted in future periods by contingent consideration based upon the achievement of pre-determined regulatory and revenue milestones.

In determining the gain on sale, $3.4 million of goodwill was allocated on a relative fair value basis comparing the fair value of the IgDraSol business to the fair value of the Company.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Pre-tax loss for IgDraSol, Inc.	$(1,243)	$(3,486)	$(8,054)	$(9,593)

6. Goodwill and Intangible Assets

As of September 30, 2015 and December 31, 2014, the Company had goodwill of $20,626 and $24,041, respectively.  The Company performed a qualitative test for goodwill impairment as of December 31, 2014. Based upon the results of the qualitative testing the Company concluded that it is more-likely-than-not that the fair values of the Company’s goodwill was in excess of its carrying value and therefore performing the first step of the two-step impairment test was unnecessary. No goodwill impairment was recognized for the three and nine months ended September 30, 2015 and 2014.

The following is a summary of changes in the Company’s recorded goodwill during the nine months ended September 30, 2015 (in thousands):

Amount
Balance at December 31, 2014	$24,041
Relative fair value allocation of goodwill attributable to IgDraSol upon sale to NantPharma (see Note 5)	(3,415)
Balance as September 30, 2015	$20,626

The Company’s intangible assets, excluding goodwill, include patent rights, core technologies and customer relationships. Amortization for the intangible assets that have finite useful lives is generally recorded on a straight-line basis over their useful lives.  A summary of the Company’s identifiable intangible assets is as follows:

	September 30, 2015
	Gross Carrying Amount	Accumulated Amortization	Intangibles, net
Customer relationships	$1,320	$472	$848
Acquired technology	3,410	313	3,097
Patent rights	90	12	78
Total intangible assets	$4,820	$797	$4,023

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Intangibles, net
Customer relationships	$1,320	$272	$1,048
Acquired technology	3,410	182	3,228
Patent rights	90	9	81
Total intangible assets	$4,820	$463	$4,357

As of September 30, 2015, the remaining amortization period for identifiable intangible assets is 5 to 19 years.

Patent rights are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, determined to be approximately nineteen years from the date of transfer of the rights to the Company in April 2013. Amortization expense for both the three and nine months ended September 30, 2015 and 2014 was $1 and $4, respectively, which has been included in intangibles amortization.

Acquired technology is stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, determined to be approximately nineteen years from the date of acquisition of the technology in December 2013. Amortization

15